United States securities and exchange commission logo





                             November 3, 2021

       David Chen
       President
       808 Renewable Energy Corporation
       850 Tidewater Shores Loop, Suite 402
       Bradenton, Florida 34208

                                                        Re: 808 Renewable
Energy Corporation
                                                            Registration
Statement on Form 10-12G
                                                            Filed October 14,
2021
                                                            File No. 000-56313

       Dear Mr. Chen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 16, 2021 letter.

       Registration Statement on Form 10-12G

       Item 1. Business
       Background, page 1

   1. Please expand your disclosure to describe the economic arrangement with Remy Breton involving Silverlight
Electric Vehicle Inc., which you describe as the    sales arm    for the
                                                        Trike Division, as
requested in prior comment 2. It should be clear how this entity would be involved in
procuring sales on your behalf.
       Aircraft Division, page 2

   2. We note that you did not provide all of the information requested in prior comment 1, regarding the
operations of SLA LLC. Please further expand your disclosures to describe the current status of
the operations and any change over the historical periods for which
 David Chen
FirstName LastNameDavid  Chen
808 Renewable  Energy Corporation
Comapany 3,
November  Name808
             2021 Renewable Energy Corporation
November
Page 2    3, 2021 Page 2
FirstName LastName
         you have presented financial information, to include the extent of any manufacturing facilities, productive capacity and utilization of facilities. Government Regulation, page 6

3. We note your revisions in response to prior comment 4 that your gyroplanes are subject to
         the Federal Aviation Administration (   FAA   ) - LSA (Light Sports
Aircraft)
         classification. Please expand your disclosure to discuss material regulations applicable to you under this classification and any related licensing and certification requirements.
Item 1A. Risk Factors
Risks Related to Our Business, page 7

4. We note your response to prior comment 6 and reissue the comment. You disclose that you hold fifty-five percent (55%) of the membership interest in SilverLight Aviation,
         LLC, and fifty-one percent (51%) of Silverlight Electric Vehicle Inc., the two subsidiaries through which you operate your business. Please add risk factor disclosure for any risks relating to your partial ownership of these subsidiaries. For example, discuss any material risks related to rights of the minority shareholders such as special voting rights or rights relating to the appointment or removal of managers or directors. Impact of COVID-19 on Our Business, page 11

5. We note your revisions in response to prior comment 8. Please expand your disclosure to
         discuss what management expects the pandemic   s future impact will
be, how management
         is responding to evolving events, and how it is planning for COVID-19-related uncertainties. For example, we note your disclosure that sourcing raw materials has been difficult with longer lead times required and the cost of raw materials and manufacturing supplies have also increased. Please refer to the Commission's CF Disclosure
         Guidance: Topic No. 9 and 9A, which is available on our website.
Item 2. Financial Information
Management   s Discussion and Analysis of Financial Condition and Results of
Operations, page
15

6. Please expand your disclosures under this heading to provide greater insight into the revenues and costs reported for the annual and interim periods and to differentiate between the activity of SilverLight Aviation LLC prior to your acquisition and the activity of the consolidated entity subsequently.

         For example, describe any unusual or infrequent events or transactions or changes that were implemented in connection with your acquisition that would make the results reported for the preceding periods not necessarily indicative of future operations. Also disclose the number of gyroplane kits sold each period, and the reasons for any material change in revenues relative to the number of kits sold during the periods covered by your
 David Chen
FirstName LastNameDavid  Chen
808 Renewable  Energy Corporation
Comapany 3,
November  Name808
             2021 Renewable Energy Corporation
November
Page 3    3, 2021 Page 3
FirstName LastName
         financial statements.

         Also disclose the reasons for the declining trend in sales, the increasing gross profit margins, and any material changes in the costs of components reported as purchases.
         Please refer to Item 303(a) and (b)(2) of Regulation S-K if you require further clarification or guidance.
Item 8. Legal Proceedings, page 28

7. We note your revisions in response to prior comment 11. Please expand your disclosure to describe the SEC action against the Company and certain former officers and individuals and related judgment in more detail. In addition, please consider adding a risk factor addressing related risks.
Item 15. Financial Statements and Exhibits
(a) Financial Statements, page F-1

8. We note that you did not provide separate historical financial statements of SilverLight
         Aviation LLC (SLA LLC) as requested in prior comment 14, but have instead revised your historical financial statements to include the accounts of this entity for periods that precede your March 15, 2021 acquisition, although without any disclosure of your accounting approach or identifying the activity and notes associated with SLA LLC prior to its acquisition by 808 Renewable Energy Corp.

         Tell your rationale for combining the accounts of these two entities for periods that precede the acquisition without differentiating between the predecessor and successor information. Please explain whether separate historical financial statements of SLA LLC exist for the 2019 and 2020 fiscal years and the subsequent interim period to the date of acquisition, describe the extent to which such financial statements have been audited, and explain why these were not included in your filing.

         Tell us how your disclosure under Principles of Consolidation on page F-6 accurately portrays the composition of your financial statements, and why you are presenting disclosures on page F-13 of events that occurred during the interim period as subsequent events.
9. We note that although you have substantially revised your financial statements to include the accounts of SilverLight Aviation LLC, the audit report on page F-1 continues to be dated July 20, 2021, and continues to include an explanatory paragraph indicating you have no revenues, which is not consistent with the financial statements.

         Tell us the date that you engaged the auditors to conduct an audit of the revised financial statements presented in the filing and the date that the audit was complete. If you have not obtained an audit of the revised financial statements please clarify and label accordingly.
 David Chen
808 Renewable Energy Corporation
November 3, 2021
Page 4
10. Please update the financial statements in your filing to comply with Rule 8-08 of
      Regulation S-X in any amendment filed on or after November 15, 2021 and prior to the effective date. .
Consolidated Statement of Stockholders' Equity, page F-4

11. We note that your interim financial statements include a line item labeled Reverse Split and depict a reduction of 1,255,699,280 common shares. Please disclose the specific change on a per share basis, the date authorized, and the reasons. Tell us why you have not retroactively adjusted for the reverse split for all periods presented and reconcile the number of common shares reported as issued and outstanding as of June 30, 2021 on page
      F-2 with the corresponding number on page F-4.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lily Dang, Staff Accountant, at 202-551-3867 or Karl Hiller,
Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                            Sincerely,
FirstName LastNameDavid Chen
                                                            Division of
Corporation Finance
Comapany Name808 Renewable Energy Corporation
                                                            Office of Energy &
Transportation
November 3, 2021 Page 4
cc:       Jeffrey M. Stein, Esq.
FirstName LastName